[Reference Translation]

November 5, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning the Determination of Matters Relating to the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you that Toyota Motor Corporation (“TMC”) resolved at a meeting of the board of directors held on November 5, 2015 to repurchase shares of its common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act.

1.	Reason for repurchasing shares

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	23 million shares (maximum)

(Represents 0.72% of the total number of issued shares (excluding treasury stock))

* The total number of issued shares includes class shares other than common shares. The same shall apply hereinafter.

(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

(4) Method of repurchase	Purchase in the market

(5) Period of repurchase	From February 1, 2016 to March 31, 2016

(References) Number of treasury stock as of September 30, 2015

• Total number of issued shares (excluding treasury stock):	3,160,860,611 shares

• Number of treasury stock:	304,236,881 shares